UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                                 BESICORP LTD.
              ----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    086339108
              ----------------------------------------------------
                                 (CUSIP Number)

                              William J. Poltarak
       Zeichner Ellman & Krause, 575 Lexington Avenue, New York, NY 10022
                                 (212) 223-0400
              ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 22, 1999
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)


                                Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. 086339108                                            Page 2 of 6 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Michael Zinn
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |X|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        54,791
 NUMBER OF        --------------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              3,177
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON               54,791
    WITH          --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,177
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      57,968
--------------------------------------------------------------------------------
12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)   The 3rd row is for SEC internal use; please leave blank.

ITEM 1. Security and Issuer.

            Common Stock, par value $.01 per share (the "Shares") of Besicorp Ltd. ("Issuer"). The address of the principal executive offices of the Issuer is 1151 Flatbush Road, Kingston, New York 12401.

ITEM 2. Identity and Background.

(a)   Michael F. Zinn (the "Reporting Person")

(b)   1151 Flatbush Road, Kingston, New York 12401

(c) Chief Executive Officer, President and Chairman of the Board of Besicorp Ltd., 1151 Flatbush Road, Kingston, New York 12401

(d) In June 1997, Besicorp Group, Inc. ("BGI") and the Reporting Person (then the Chairman of the Board, Chief Executive Officer and President of BGI), each entered a guilty plea in the United States District Court for the Southern District of New York, to one count of causing a false statement to be made to the Federal Election Commission and one count of filing a false tax return, all in connection with contributions to the 1992 election campaign of Congressman Maurice Hinchey (the "Proceeding"). As a result of such pleas, BGI was fined $36,400, and the Reporting Person was fined $36,673 (the "Fine") and sentenced to a six-month term of incarceration (which commenced in November 1997 and has been completed), and a two-year term (which commenced in May 1998) of supervised release thereafter. He resigned as Chairman of the Board, Chief Executive Officer and President of BGI in November 1997 and was reappointed to such positions in May 1998.

(e)   Not Applicable.

(f)   United States of America.

Item 3. Source and Amount of funds or Other Consideration.

            The Reporting Person received all of the Shares he owns as part of a distribution by BGI on March 22, 1999, of all of the outstanding Shares of the Issuer to the holders of BGI's Common Stock on a pro rata basis. Consequently, the Reporting Person did not purchase the Shares he owns.

Item 4. Purpose of Transaction.

            As indicated in the response to Item 3, the Reporting Person did not purchase the Shares he owns. Instead, he, along with the other holders of BGI's common stock, received his Shares as a result of BGI's distributing all of the oustanding Shares in connection with the merger of BGI and an unrelated third party, BGI Acquisition Corp.

(a)   Not Applicable
(b)   Not Applicable
(c)   Not Applicable
(d)   Not Applicable
(e)   Not Applicable
(f)   Not Applicable
(g)   Not Applicable
(h)   Not Applicable
(i)   Not Applicable
(j)   Not Applicable

Item 5. Interest in Securities of the Issuer.

(a) As of March 22, 1999, the Reporting Person may be deemed to beneficially own 57,968 Shares, which includes 3,177 Shares held in the name of members of his immediate family. The Reporting Person disclaims beneficial ownership of the 3,177 Shares held in the name of members of his immediate family. The Reporting Person also disclaims beneficial ownership of the 10,000 shares of Common Stock owned by The Zinn Family Charitable Trust (the "Trust"). The Reporting Person may be deemed to beneficially own between 47.5% and 51% of the 122,057 shares of common stock estimated to be outstanding on such date (based upon Post-Effective Amendment No. 2 to the Form 10-SB of the Issuer Company, SEC File No. 000-25209), assuming that no cash was distributed in lieu of shares of Common Stock.

(b) The Reporting Person has sole voting power with respect to 54,791 Shares he owns. The Reporting Person may be deemed to share voting power with respect to 2,386 Shares held in the name of his wife, Mrs. Valerie Zinn, and 791 shares of Common Stock held in the name of his daughter, Ms. Randi Zinn. The Reporting Person disclaims beneficial ownership of the 3,177 Shares held in the name of members of his immediate family. The Reporting Person also disclaims beneficial ownership of the 10,000 Shares owned by the Trust. The Reporting

      Person has sole dispositive power with respect to 54,791 Shares. The Reporting Person may be deemed to share dispositive power with respect to 2,386 Shares held in the name of his wife, Mrs. Valerie Zinn, and 791 Shares held in the name of his daughter, Ms. Randi Zinn. The Reporting Person disclaims beneficial ownership of the 3,177 Shares of Common
      Stock held in the name of members of his immediate family. The Reporting Person also disclaims beneficial ownership of the 10,000 Shares owned by the Trust.

(c) On March 22, 1999 BGI distributed to the Reporting Person, his wife, Valerie Zinn, his daughter, Randi Zinn, and the Trust, 54,791, 2,386, 791 and 10,000 Shares, respectively, as part of BGI's distribution of all of the outstanding shares of Common Stock to all of the holders of BGI's common stock on a pro rata basis. No payment was required in order to obtain such shares.

(d)   Not Applicable

(e)   Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

                                   Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       July, 1999
                                        ---------------------------------------
                                                         (Date)

                                                /s/ Michael F. Zinn
                                        ---------------------------------------
                                                      (Signature)


                                                    Michael F. Zinn
                                        ---------------------------------------
                                                      (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).